October 9, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
c/o Dale Welcome
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Response to Comment Letter dated September 26, 2018
DowDuPont Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 15, 2018
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2018
File No. 001-38196

Dear Mr. Welcome:

DowDuPont Inc. acknowledges receipt of the Staff's letter dated September 26, 2018, concerning its Annual Report on Form 10‑K for the year ended December 31, 2017, and Definitive Proxy Statement on Schedule 14A. We are responding to the Staff's comments in this letter.

Following is a list of defined terms that are used throughout this letter, a restatement of the comments by the Staff, and our response with respect to each comment:

Defined Terms
"DowDuPont" or the "Company" means DowDuPont Inc. and its consolidated subsidiaries.

"Dow" means The Dow Chemical Company and its consolidated subsidiaries.

"DuPont" means E.I. du Pont de Nemours and Company and its consolidated subsidiaries.

"DowDuPont 2017 10-K" means DowDuPont's Annual Report on Form 10-K for the year ended December 31, 2017.

"Dow 2016 10-K" means Dow's Annual Report on Form 10-K for the year ended December 31, 2016.

"DuPont 2016 10-K" means DuPont's Annual Report on Form 10-K for the year ended December 31, 2016.

"Future Filings" means applicable SEC filings, based on the context in which the phrase is used, made by the Company after the Staff indicates in writing or otherwise that the responses to this comment letter are acceptable and that the Staff has concluded its review of the DowDuPont 2017 10-K and Definitive Proxy Statement.

"Merger" means effective August 31, 2017, pursuant to the merger of equals transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017, Dow and DuPont each merged with subsidiaries of DowDuPont and, as a result, Dow and DuPont became subsidiaries of DowDuPont.

Comments and Responses
Form 10-K for the Year Ended December 31, 2017

General, page 1

1.
In a letter to us dated May 13, 2015, The Dow Chemical Company discussed its business with Sudan. We also are aware of news articles reporting that Emirates SkyCargo uses a DuPont product to protect sensitive cargo in transit, and that Emirates SkyCargo offers services to Sudan. As you know, Sudan is designated as a state sponsor of terrorism by the

State Department and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan since the May 2015 letter, including any contacts with its government, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with a U.S.-designated state sponsor of terrorism.

DOWDUPONT'S RESPONSE
Prior to the Merger on August 31, 2017, as described in the DowDuPont 2017 10-K, DowDuPont did not have any operations. Since the Merger, DowDuPont conducts its business by and through its consolidated subsidiaries, DuPont and Dow and their respective consolidated subsidiaries and nonconsolidated affiliates, none of which has operations in Sudan.

Each of Dow and DuPont maintain separate policies regarding sensitive destinations. As a result, DowDuPont has not had and does not anticipate future sales into Sudan. Dow, since the May 2015 letter, and DuPont, for the last three fiscal years and year-to-date, and their respective consolidated subsidiaries and principal nonconsolidated affiliates have not made sales into Sudan, have not had contact with Sudan, and do not provide products, technology or services into Sudan. For the foregoing respective periods of time, Dow, DuPont, and their respective, consolidated subsidiaries do not have any agreements, arrangements or other contacts, directly or indirectly, with the government of Sudan or entities under its control.

DuPont’s Luxembourg subsidiary sells standard TYVEK® airline covers, manufactured in the European Union, to Emirates SkyCargo ("Emirates") in Dubai, United Arab Emirates (UAE) for Emirates’ own use in a global business.

Consolidated Financial Statements

Note 3 - Business Combinations, page 95

2.
Please reconcile the pro forma adjustments used to calculate pro forma net income for the years ended December 31, 2017 and 2016 under ASC 805, as disclosed on page 100, with the pro forma amounts presented on pages 44 and 45.

DOWDUPONT'S RESPONSE
We respectively acknowledge the Staff's comment. We note the pro forma results presented in Note 3 to the Consolidated Financial Statements in the DowDuPont 2017 10-K were prepared in accordance with Accounting Standards Codification ("ASC") Topic 805, "Business Combinations" ("ASC 805") whereas the supplemental pro forma results presented in Management’s Discussion & Analysis of Financial Condition and Results of Operations were prepared in accordance with Article 11 of Regulation S-X ("Article 11"). Further, for 2017 activity presented under Article 11, activity prior to August 31, 2017 (the “Merger Date”) was prepared on a pro forma basis and activity after the Merger Date was prepared on a consolidated U.S. GAAP basis as such results are reflective of the operations of the merged Company.

Pro forma results under ASC 805 and Article 11 give effect to the Merger as if it had been consummated on January 1, 2016 and include adjustments for the preliminary purchase accounting impact (including, but not limited to, depreciation and amortization associated with the acquired tangible and intangible assets, amortization of the fair value adjustment to investment in nonconsolidated affiliates, and reduction of interest expense related to the fair value adjustment to long-term debt, along with the related tax impacts), the alignment of accounting policies, and the elimination of transactions between Dow and DuPont.

Non-recurring items directly attributable to the Merger which are not expected to have a continuing impact on the combined results have been excluded from the pre-Merger date results as presented under Article 11; these items have been reflected in the pro forma results prepared in accordance with ASC 805 as if the Merger had occurred on January 1, 2016. The Company has summarized these key adjustments within Note 3 to the Consolidated Financial Statements in the DowDuPont 2017 10‑K.

The following summarizes these key adjustments and presents a reconciliation between the pro forma results prepared in accordance with ASC 805 and Article 11 for the years ended December 31, 2017 and 2016 in tabular form:

Reconciliation of Unaudited Pro Forma Combined Statements of Income Under ASC 805 to Unaudited Pro Forma Combined Statements of Income Under Article 11	For the years ended
In millions	Dec 31, 2017	Dec 31, 2016
Pro forma income from continuing operations, net of tax (ASC 805)	$4,677	$2,341
Merger costs incurred	(82)	455
Inventory step-up	(931)	2,254
Change in control provisions	(594)	594
Change in tax attributes	(170)	170
Other	12	(19)
Pro forma income from continuing operations, net of tax (Article 11)	$2,912	$5,795

Note 13 - Goodwill and Other Intangible Assets, page 124

3.
We note you recorded a goodwill impairment charge in the Coatings & Performance Monomers reporting unit of $1,491 million in the fourth quarter of 2017. Please more fully explain to us the specific facts and circumstances that resulted in an impairment charge during the fourth quarter of 2017 and address the following:

•	Explain any changes to this reportable segment and reporting unit, including the allocation of goodwill, that resulted from the Merger and the related reallocation of goodwill;

DOWDUPONT’S RESPONSE
Effective with the Merger, DowDuPont updated its reporting units to align with the level at which discrete financial information was reviewed by management. The Coatings & Performance Monomers reporting unit and associated goodwill balance was created from combining the historical Dow Coating Materials and historical Dow Performance Monomers reporting units. The goodwill carried by the Coatings & Performance Monomers reporting unit was not impacted by new goodwill recorded as a result of the Merger. The Coatings & Performance Monomers reporting unit is a global business aligned with the Performance Materials & Coatings reportable segment.

•	Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests and explain why or why not;

DOWDUPONT’S RESPONSE
During the fourth quarter of 2016, Dow conducted quantitative impairment testing for the Dow Coating Materials and Performance Monomers reporting units, including sensitivity analyses, as disclosed in the Dow 2016 10-K. Following the testing in the fourth quarter of 2016, Dow continued to monitor the performance of the Dow Coating Materials and Performance Monomers reporting units through the Merger. The monitoring activities included:

•	Comparing actual results against the long-term financial plans for the reporting units; and

•
Evaluating industry and company-specific circumstances, such as customer consolidation, changes in demand growth in certain end-markets, fluctuations in sales growth in emerging geographies and results of new product launches.

The Company’s interim monitoring activities did not provide indication that the fair values of the Dow Coating Materials and Performance Monomers reporting units had more likely than not been reduced below their carrying values.

Effective with the Merger in the third quarter of 2017, DowDuPont combined the Dow Coating Materials and Performance Monomers reporting units into a single reporting unit called Coatings & Performance Monomers and no impairment indicators were identified as a result of this change. Prior to the impairment testing conducted in the fourth quarter of 2017, DowDuPont’s monitoring activities did not provide indication that the fair value of the Coatings & Performance Monomers reporting unit had more likely than not been reduced below its carrying value.

•	Tell us the differences between the significant assumptions and estimates you used to determine the estimated fair values of this reporting unit in your 2017 and 2016 annual impairment tests; and

DOWDUPONT’S RESPONSE
Discounted cash flow methodologies were used in the 2016 and 2017 annual impairment tests. As compared with the 2016 annual impairment test performed for the Dow Coating Materials and Performance Monomers reporting units, the 2017 annual impairment test for the Coatings & Performance Monomers reporting unit reflected a reduction in projected revenue growth rates, primarily driven by modified sales volume and pricing assumptions, revised estimates of future growth rates, and lower profitability assumptions. These changes were an outcome of inconsistent results achieved by the reporting unit in comparison to expected financial performance targets, primarily driven by increasing market commoditization in coatings markets, increased competition and customer consolidation in end markets.

•
Explain when the changed circumstances related to this reporting unit occurred and tell us what, if any, cautionary disclosures regarding a potential material goodwill impairment charge related to this reporting unit you provided prior to your fiscal year 2017 Form 10-K.

DOWDUPONT’S RESPONSE
The circumstances discussed in the response above developed gradually over multiple periods and culminated with the change in estimated fair value in the fourth quarter of 2017. In the Critical Accounting Policies section of the Dow 2016 10-K, Dow disclosed that it conducted quantitative impairment testing for the Dow Coating Materials and Performance Monomers reporting units, including sensitivity analyses, which indicated that the fair value of the Dow Coating Materials reporting unit did not significantly exceed its carrying amount. Prior to the issuance of the Company’s financial statements for the quarter ending September 30, 2017, the Company observed continued weakening in certain markets, the appearance of further commoditization of certain products, and the potential for expanded captive use of certain products. The Company’s evaluation of this information resulted in a determination that the “reasonably possible” threshold for disclosing a potential change in estimate in the near term had been met. As a result, DowDuPont’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, disclosed that if the Coatings & Performance Monomers reporting unit did not achieve expected financial performance, then it was reasonably possible that a goodwill impairment may result and that impairment testing would be completed in the fourth quarter of 2017. This disclosure was reflected in Note 10 to the Consolidated Financial Statements, as well as in the segment results discussion for the Performance Materials & Coatings reportable segment and the Critical Accounting Polices section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 24 - Segments and Geographic Regions, page 179

4.
Please more fully explain to us how you determined your new operating segments, including how you integrated the business components of DuPont, how segment management was realigned, how you identified your chief operating decision maker (CODM), and what information is used by management to allocate resources and assess performance.

DOWDUPONT'S RESPONSE
As noted in Note 24 to the Consolidated Financial Statements in the DowDuPont 2017 10-K, DowDuPont is comprised of nine operating segments, which are aggregated in to eight reportable segments: Agriculture: Performance Materials & Coatings; Industrial Intermediates & Infrastructure; Packaging & Specialty Plastics; Electronics & Imaging; Nutrition & Biosciences; Transportation & Advanced Polymers and Safety & Construction. Corporate contains the reconciliation between the totals for the reportable segments and the Company’s totals. The Company’s Nutrition & Biosciences reportable segment consist of two operating segments, Nutrition & Health and Industrial Biosciences, which individually did not meet the quantitative thresholds.

As a result of the Merger, new operating segments were created which are used by management to allocate Company resources and assess performance. The new segments combined legacy businesses of Dow and DuPont to align with the market verticals they serve, while maintaining integration and innovation strengths within strategic value chains. In addition, the new segments have been established to allow for aggregation to divisional results. As disclosed in Note 3 to the Consolidated Financial Statements in the DowDuPont 2017 10-K, DowDuPont intends to pursue the separation of the combined Company’s agriculture, materials science and specialty products business divisions (the "Divisions") through one or more tax-efficient transactions (“Intended Business Separations”). The Agriculture division is based on the results of the Agriculture segment; for the Materials Science division, it is based on the combined results of the Performance Materials & Coatings segment, the Industrial Intermediates & Infrastructure segment and the Packaging & Specialty Plastics segment; and for the Specialty Products division it is based on the combined results of the Electronics & Imaging segment, the Nutrition & Biosciences segment, the Transportation & Advanced Polymers segment and the Safety & Construction segment.

The governance structure of DowDuPont at Merger and year end 2017 was as follows:

•	Executive Chairman: Andrew N. Liveris (retired effective July 1, 2018)

•	Non-Employee Executive Chairman: Jeff Fettig (effective July 1, 2018)

•	Chief Executive Officer (“CEO”): Edward D. Breen

•	Chief Financial Officer (“CFO”): Howard Ungerleider

•	Three Advisory Committees have been established to oversee the Divisions

•
The Divisions are led by Chief Operating Officers (“COOs”) who report to the Advisory Boards, CEO and employee or non-employee Executive Chair. The COOs are Jim Fitterling for the Materials Science division, James Collins for the Agriculture division, and Marc Doyle for the Specialty Products division.

•
Operating segments are managed by one of the COOs (Agriculture - Collins; Performance Materials & Coatings, Industrial Intermediates & Infrastructure and Packaging & Specialty Plastics - Fitterling; Electronics & Imaging, Nutrition & Health, Industrial Biosciences, Transportation & Advanced Polymers and Safety & Construction - Doyle).

In determining the operating segments for DowDuPont, management considered the guidance in ASC 280 - Segment Reporting (“ASC 280”).

Identification of Chief Operating Decision Maker (CODM):
In conjunction with the Merger, the Company identified the Executive Chairman and the CEO as the CODM of DowDuPont in accordance with ASC 280 based on:

•	The Executive Chairman’s and CEO’s responsibility for making the primary operating and resource allocation decisions,

•	The Executive Chairman’s and CEO’s responsibility, together with the Advisory Committees, for strategic decisions and overseeing the Intended Business Separations;

•	The Executive Chairman’s and CEO’s respective operational decision-making roles, responsibility for evaluating the Company’s operating results to assess performance and allocate resources; and

•	The Executive Chairman’s and CEO’s direct responsibility/management of the COOs and direct reporting line to the DowDuPont Board of Directors.

Identification of what the CODM Reviews:
On a monthly basis, or more frequently as needed, the CODM meets with the CFO and COOs, (collectively, “the operating team”), to provide an update on operating performance against key metrics used to evaluate total Company and division/operating segment performance. These operating team reviews are intended to provide the CODM an overview on operating performance against the key metrics used to evaluate operating segment performance (segment pro forma revenue and segment pro forma Operating EBITDA) that are consistent across all operating segments, a summary of operating highlights driving segment performance, and segment management perspective on the outlook for the segment against key metrics and known operating strategies.

The financial information presented to the CODM is consistent with information presented to the DowDuPont Board and the DowDuPont Advisory Committees.

Identification of Operating Segments:
The operating segments were determined based on the identification of the level at which profit objectives and strategic plans are set and presented to the CODM. It was determined that this is therefore the level at which operating decisions are made and assessment of performance. In addition, the operating segments represent the level at which the CODM allocates resources including R&D and capital expenditures. The COOs and operating segment management have discretion on the allocation of these resources to business groups below the segment.

5.
We note your measure of profit/loss for segment reporting purposes is pro forma Operating EBITDA (for the period of January 1, 2017 through August 31, 2017 and the twelve months ended December 31, 2016) since it is the manner in which your CODM assesses performance and allocates resources. Please address the following:

•	Provide us details of the pro forma adjustments used to calculate pro forma Operating EBITDA for 2017 and 2016, similar to the tabular presentations you provide of significant items;

DOWDUPONT’S RESPONSE
The table that follows provides details of the “Pro forma adjustments” used in the reconciliation of Pro forma Operating EBITDA for 2017 and 2016 on page 186 of DowDuPont’s 2017 10-K:

Details of Pro Forma Adjustments	2017	2016
In millions
Total impact on "Income from continuing operations before income taxes" by category of adjustment:
Historical DuPont [1]	$2,196	$3,265
Reclass [1]	(33)	22
Divestitures [1]	(437)	(687)
Pro forma [1]	(609)	(930)
Subtotal - Article 11 impact on "Income from continuing operations before income taxes"	$1,117	$1,670
+ Depreciation and amortization [2]	1,577	2,374
- Interest income [2]	83	102
+ Interest expense and amortization of debt discount [2]	174	250
- Foreign exchange gains (losses), net [2]	(394)	(106)
Total Pro Forma Adjustments as used in Operating EBITDA Reconciliation	$3,179	$4,298

1.
Reflects the total impact on "Income from continuing operations before income taxes" by category of adjustment as shown in the Unaudited Pro Forma Combined Statements of Income on pages 44 and 45 of the DowDuPont 2017 10-K.

2. Reflects the addition or subtraction of interest, depreciation, amortization and foreign exchange losses embedded within the Historical DuPont, Reclass, Divestitures, and Pro Forma categories of adjustment described above.

•
Clarify your disclosures that the pro forma adjustments include the elimination of the effect of events that are directly attributable to the Merger Agreement, such as transaction costs, and events not expected to have a continuing impact on combined results, such as inventory step-up costs, since it appears to us that these amounts are already excluded and identified as significant items;

DOWDUPONT’S RESPONSE
Activity for full year 2016 and for the period of January 1, 2017 through August 31, 2017 reflects pro forma adjustments prepared under Article 11. The Company’s pro forma adjustments include the elimination of the effect of events that are directly attributable to the Merger Agreement, such as transaction costs. Events not expected to have a continuing impact on combined results, such as inventory step-up costs, were excluded from the pro forma adjustments. Page 180 of the DowDuPont 2017 10-K addresses the pro forma adjustments and includes the following disclosure (inserted for the Staff's convenience) within Note 24 to the Consolidated Financial Statements. The Company acknowledges the Staff’s comment and respectfully submits that the disclosure below adequately addresses the treatment of events that are directly attributable to the Merger and events that are not expected to have a continuing impact.

Pro forma adjustments used in the calculation of pro forma net sales and pro forma Operating EBITDA were determined in accordance with Article 11 of Regulation S-X. Pro forma financial information is based on the historical consolidated financial statements of Dow and DuPont, adjusted to give effect to the Merger as if it had been consummated on January 1, 2016. Pro forma adjustments have been made for (1) the preliminary purchase accounting impact, (2) accounting policy alignment, (3) the elimination of the effect of events that are directly attributable to the Merger Agreement (e.g., one-time transaction costs), (4) the elimination of the impact of transactions between Dow and DuPont, and (5) the elimination of the effect of consummated or probable and identifiable divestitures agreed to with certain regulatory agencies as a condition of approval for the Merger. Events that are not expected to have a continuing impact on the combined results (e.g., inventory step-up costs) are excluded from the pro forma adjustments.

Activity after the August 31, 2017 Merger Date was prepared on a consolidated U.S. GAAP basis and does not reflect pro forma adjustments. In periods after the Merger Date, material non-recurring charges, including inventory step-up costs, were identified as significant items and excluded when calculating the segment performance measures (pro forma Operating EBITDA). Presentation of material non-recurring charges as significant items is consistent with the manner in which the Company historically communicated such items to its CODM and investors. The 2017 and 2016 adjusted significant items shown in the tables on pages 187 and 188 of the DowDuPont 2017 10-K were adjusted, as needed, to avoid duplication with certain pro forma adjustments, such as the elimination of one-time transaction costs directly attributable to the Merger.

•	Reconcile the pro forma adjustments used to calculate pro forma Operating EBITDA for 2017 and 2016 on page 186 with the pro forma adjustments on pages 44 and 45; and

DOWDUPONT’S RESPONSE
Refer to the table included under the first bullet point above for a reconciliation of pro forma adjustments used to calculate pro forma Operating EBITDA for 2017 and 2016 on page 186 with the adjustments on pages 44 and 45 of the DowDuPont 2017 10-K.

•	Explain why no historical measures of profit/loss by segment are presented.

DOWDUPONT’S RESPONSE
Effective with the Merger, DowDuPont updated its organizational structure and operating segments, as well as its measures of segment performance used by the CODM. The Company's measure of profit/loss for segment reporting purposes is pro forma Operating EBITDA, as this is the manner in which the CODM assesses performance and allocates resources. In accordance with ASC Topic 280 "Segment reporting," the Company's segment disclosures were retrospectively recast to reflect these changes. The Company’s historical measures of profit/loss for segment reporting purposes are pro forma Operating EBITDA for the twelve months ended December 31, 2016 and Operating EBITDA for twelve months ended December 31, 2015, as presented on page 185.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

6.
We note that you benchmarked each component of your Named Executive Officers' target pay to your disclosed peer group. In future filings, please disclose the components used for benchmarking and the level at which you benchmark. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

DOWDUPONT'S RESPONSE
The Company acknowledges the Staff’s comment and respectfully submits that the use of benchmarks in setting base salary, the benchmarks and the company components are discussed on pages 34, 48 through 50 of its Definitive Proxy Statement. In Future Filings, the Company will continue to discuss how it uses benchmarks and the component companies per Item 402(b)(2)(xiv).

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have questions, please feel free to contact either Jeanmarie Desmond by telephone at (302) 999-4476 or by e-mail at jeanmarie.f.desmond@dupont.com or Ron Edmonds by telephone at (989) 636-5018 or by e-mail at ronedmonds@dow.com.

Best regards,

/s/ JEANMARIE F. DESMOND	/s/ RONALD C. EDMONDS
Jeanmarie F. Desmond	Ronald C. Edmonds
Co-Controller, Wilmington, Delaware	Co-Controller, Midland, Michigan

cc:	Anne McConnell, Division of Corporation Finance
Sergio Chinos, Division of Corporate Finance
Jay Ingram, Division of Corporate Finance

®	Trademark of The Dow Chemical Company ("Dow") or E.I. du Pont de Nemours and Company ("DuPont") or affiliated companies of Dow or DuPont.